UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) Or 13(e)(1)
of the Securities Exchange Act of 1934

Aware, Inc.
(Name of Subject Company (Issuer))

Aware, Inc.
(Name of Filing Person (Offeror/Issuer))

Options to Purchase Common Stock
Par Value $.01 Per Share
(Title of class of securities)

05453N-10-0
 (CUSIP number of class of securities)

Edmund C. Reiter
President & Chief Executive Officer
Aware, Inc.
40 Middlesex Turnpike
Bedford, MA 01730
Telephone: (781) 276-4000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
William R. Kolb, Esq.
Foley Hoag LLP
155 Seaport Blvd.
Boston, MA 02210
Telephone: (617) 832-1000

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$531,549	$29.66

*
Estimated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of Aware, Inc. common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 1,129,555 shares of Aware, Inc. common stock and have an aggregate value of $531,549, calculated using the Black-Scholes option pricing model.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $29.66	Filing Party: Aware, Inc.

Form or Registration No.: Schedule TO-I	Date Filed: December 14, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☒

EXPLANATORY NOTE

    This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on December 14, 2009, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on January 11, 2010 (“Amendment No. 1), relating to an offer by Aware, Inc., a Massachusetts corporation (“Aware”), to eligible employees to exchange certain of their outstanding options to purchase shares of Aware’s common stock, par value $.01 per share (the “option exchange”), on the terms and conditions set forth in the Offer to Exchange Certain Outstanding Stock Options for a Grant of the Right to Receive New Shares of Unrestricted Common Stock, dated December 14, 2009, filed as Exhibit (a)(1)(A) to the Schedule TO.

    This Amendment No. 2 is filed to report the results of the option exchange by amending only the item of the Schedule TO included below, and unaffected items and exhibits are not included herein. Except as specifically provided in this Amendment No. 2, the information contained in the Schedule TO, as amended by Amendment No. 1, remains unchanged. This Amendment No. 2 should be read in conjunction with the Schedule TO and Amendment No. 1.

    This Amendment No. 2 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

ITEM 4.	TERMS OF THE TRANSACTION.

     Item 4 of the Schedule TO is hereby amended and supplemented to add the following information:

     The option exchange expired at 12:00 midnight, New York City time, on January 12, 2010. Pursuant to the terms and conditions of the option exchange, Aware accepted for exchange options to purchase an aggregate of 820,481 shares of Aware’s common stock, representing approximately 73% of the total number of options eligible for exchange. All surrendered options were cancelled effective as of the expiration of the option exchange, and Aware granted stock awards for the right to receive an aggregate of 178,314 new shares of unrestricted common stock in exchange therefor.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2010	Aware, Inc.

	By:	/s/ Edmund C. Reiter
Name: Edmund C. Reiter
Title: President & Chief Executive Officer